____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETINGS

HELD ON APRIL, 28, 2023

Date, Time and Place: On April 28, 2023, at 10:00 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Resolution No. 81/2022.

Previous Publications: First call notice published in the editions of March 28, 29 and 30, 2023, in the newspaper O Vale (pages 6, 6 and 6) and Valor Econômico (pages C5, A10 e B4). The Financial Statements, the Management Report, the Independent Auditors’ Opinion, the Fiscal Council’s Opinion and the Audit, Risk and Ethics Committee’s Opinion related to the fiscal year ended on December 31, 2022 were published on April 17, 2023 in the newspapers O Vale (pages 1 to 16) and Valor Econômico (digital only)

Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Alexandre Gonçalves Silva, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Legal Executive Vice-President & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the Chief Executive Officer, Francisco Gomes Neto, and the Executive Vice President for Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 59.4% of the Company’s capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to RCVM 81, and (ii) by the valid distance voting ballots received through the B3 Central Depository, the bookkeeping agent for the shares issued by the Company and directly by the Company, in accordance with CVM regulations. The Coordinator of the Audit, Risk and Ethics Committee, João Cox Neto, the chairman of the Fiscal Council, Ivan Mendes do Carmo, and as representative of KPMG Auditores Independentes Ltda., Moacyr Piacenti, were also present.

Initial Clarifications: The Chairman reminded those present that the counting of votes will be carried out in accordance with the Bylaws.

Page | 1

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

Agenda: To resolve on:

1.	To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2022, together with the Management Report and the Opinion of the Fiscal Council;
2.	To review and resolve on the allocation of the income for the fiscal year ended on December 31, 2022;
3.	To define the number of members to compose the Board of Directors;
4.	To elect the members of the Board of Directors;
5.	To elect the members of the Fiscal Council;
6.	To determine the aggregate annual compensation of the Company’s management; and
7.	To determine the compensation of the members of the Fiscal Council.

Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: By proposal of the Board, (i) the reading of the Call Notice and the Management Manual and Proposal was waived, since they are fully known to the shareholders, as was as the reading of the consolidated voting map of remote votes, adjusted in accordance with the voting limitation rules pursuant to the Company’s Bylaws, with the said map having been published by the Company; and (ii) it is hereby recorded that the minutes of this Shareholders’ Meeting will be drawn up in summary form, in accordance with the provisions of paragraph 1 of section 130 of Law No. 6,404/76 (“Corporate Law”). Additionally, the publication of the minutes to which this Shareholders’ Meeting refers, with the omission of the signatures of the attending shareholders, was approved, in accordance with the provisions of paragraph 2 of section 130 of the Brazilian Corporate Law. The afore mentioned proposal received 82.285.161 approvals, 0 abstentions and 0 rejections.

Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved:

1.            To approve the annual report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2022, accompanied by the Management Report and the Fiscal Council report.

This proposal received 118.522.423 approvals, 9.468.976 abstentions and 140.414 rejections.

Page | 2

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

2.            To approve the allocation of income for the year ended December 31, 2022, in the following terms: considering the lack of legal and statutory profit reserves, management proposes that the loss for the year in the total amount of R$953,656,213, 82 be recorded as “Accumulated Losses” in the Company’s Shareholders’ Equity.

This proposal received 122.080.538 approvals, 5.989.594 abstentions and 61.680 rejections.

3.            To approve that the Board of Directors be composed of 11 (eleven) effective members, for a term of 2 (two) years.

This proposal received 121.104.617 approvals, 6.591.683 abstentions and 435.512 rejections.

4.            Considering that, for the election of eight (8) members of the Board of Directors, the voting mechanism established in section 31 of the Company’s Bylaws was adopted, the following slate proposed by the current Board of Directors of the Company was elected:

Alexandre Gonçalves Silva, Brazilian, married, engineer, bearer of Identity Card RG No. 39.565.565-1-SSP / SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 022.153.817-87, resident and domiciled in the City and State of São Paulo, , with a business address in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Putim, CEP 12227-901, as Chairman of the Board of Directors; Raul Calfat, Brazilian, married, business administrator, bearer of Identity Card RG No. 5.216.686-7-SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 635.261.408-63, resident and domiciled in the City and State of São Paulo, with business address in the same city, at Avenida Faria Lima 201, 20th floor, Pinheiros, CEP: 05426-100, as Vice-Chairman of the Board of Directors; Claudia Sender Ramirez, Brazilian, married, engineer, bearer of Identity Card RG No. 23.417.461-4-SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 282.612.068-90, resident and domiciled in the City and State of São Paulo, with business address in the same city at Rua Nicolau Gagliardi 354, Pinheiros, CEP 05429-010; Dan Ioschpe, Brazilian, married, administrator, bearer of identity card RG No. 3018532915-SSP/RS and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 439.240.690-34, resident and domiciled in the city and State of São Paulo, with business address in the same city, at Rua Luigi Galvani 146, 13th floor, CEP 04575-020; Kevin Gregory McAllister, American, married, metallurgical and material engineer, bearer of US Passport No. 642626346, resident and domiciled in West Chester, Ohio, United States of America, with business address in the city of Boca Raton, 2500 N Military Trl , Ste 470, 33431, Florida, United States of America; Mauro Gentile Rodrigues da Cunha, Brazilian and American, married, consultant, bearer of identity card RG No. 404.399, Ministry of the Navy, RJ and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 004.275.077-66, resident and domiciled in the city of Weston in the State of Florida, United States of America, 1538 Cardinal Way, 33327; Márcio Fernando Elias Rosa, Brazilian, divorced, lawyer, bearer of Identity Card No. 11.415.470-3-SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 037.166.398-93, resident and domiciled in the City of Brasília, Federal District, with a business address in the same city, at Esplanada dos Ministérios, Block J – Ministry of Development, Industry, Commerce and Services, 8th floor, suite 800, CEP 70045-900; Todd Messer Freeman American, married, administrator, bearer of American Passport No. 561616359, resident and domiciled in Westport, Connecticut, United States of America, with business address in the same city, 11 Bermuda Road, 06880, as members of the Board of Directors.

Page | 3

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

This proposal received 118.317.307 approvals, 5.209.060 abstentions and 4.605.445 rejections.

It is hereby recorded that, by the Federal Government, pursuant to Paragraph 1 of Section 27 of the Bylaws, Pedro Luís Farcic, Brazilian, married, military officer, bearer of Identity Card RG No. 333.722-COMAER and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 049.978.368-93, resident and domiciled in the City of São Paulo, State of São Paulo, with business address in the same city at Avenida Dom. Pedro I, no. 100, Cambuci, CEP 01552-000, was appointed and is hereby elected as an effective member, and Heraldo Luiz Rodrigues, Brazilian, married, military, holder of Identity Card RG No. 357.925-COMAER and enrolled at CPF / ME under No. 033.708.348-71, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at the same city at Avenida General Justo, 160, building DECEA, CEP 20.021-130, as his alternate.

By the Embraer Employees Investment Club (Clube de Investimentos dos Empregados da Embraer – CIEMB) the following were appointed and are hereby elected: Alexandre Magalhães Filho, Brazilian, married, accountant, bearer of Identity Card RG No. 5.865.168-SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 435.782.848-15, resident and domiciled in the City of Taubaté, State of São Paulo, with a business address in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Putim, CEP 12227-901, as effective member, and Maria Antonieta Rosina Tedesco de Oliveira Pêgo, Brazilian, married, business administrator, bearer of Identity Card RG No. 13.924.212-0-SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 100.581.568- 28, resident and domiciled in the City of São José dos Campos, State of São Paulo, with a business address in the same city at Avenida Brigadeiro Faria Lima, 2170, Putim, CEP 12227-901, as his alternate.

Page | 4

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

By non-shareholder employees of Embraer, the following were appointed and are now elected, in a separate voting, Edmilson Saes, married, engineer, bearer of Identity Card RG No. under No. 025.990.858-45, resident and domiciled in the City of São José dos Campos, State of São Paulo, with a business address in the same city at Avenida Brigadeiro Faria Lima 2170, Putim, CEP 12227-901, as an effective member, and Marcelo de Oliveira Gonçalves, Brazilian, married, production welder, bearer of Identity Card No. 34.044.524-5-SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 286.820.148-23, resident and domiciled in the City from Botucatu, State of São Paulo, with a business address in the same city at Avenida Alcides Cagliari 2281, Aeroporto, CEP 18618, as his alternate.

All 11 effective members of the Board of Directors and the alternates hereby elected shall hold office until the Annual General Shareholders’ Meeting to be held in 2025 and have declared, for the purposes of the provision of paragraph 1 of section 147 of the Corporate Law, that they are not guilty of any of the crimes provided for by law that prevent them from performing business activities and, for the purposes of the provisions of Annex K of CVM Resolution No. 80/22, section 157 of the Brazilian Corporate Law and section 11 of CVM Resolution No. 44/21, the elected members of the Board of Directors shall take office by signing the respective investiture instrument, in the form and within the period set forth in paragraph 1 of section 149 of the Brazilian Corporate Law, which shall be filed at the Company’s headquarters.

Pursuant to the provisions of Section 17 of the Novo Mercado Listing Regulations and paragraph 6 of Section 27 of the Company’s Bylaws, it is hereby recorded that, according to statements provided by the elected members of the Board of Directors, Alexandre Gonçalves Silva, Raul Calfat, Claudia Sender Ramirez, Dan Ioschpe, Kevin Gregory McAllister, Mauro Gentile Rodrigues da Cunha, Todd Messe Freeman meet the definition of Independent Member of the Board of Directors contained in the Novo Mercado Regulations.

Page | 5

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

5.            To elect the following effective members and respective alternates to compose the Company’s Fiscal Council:

Mario Ernesto Vampré Humberg, Brazilian, married, economist, bearer of Identity Card No. 13.577.292 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 057.161.178-80, resident and domiciled in the city and state of São Paulo at Rua Caraça, 251, Vila Madalena, CEP 05447-130, as effective member and Chairman of the Fiscal Council, and Doris Beatriz França Wilhelm, Brazilian, divorced, economist, bearer of Identity Card RG No. 29.334.554-5 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 184.886.250-49, resident and domiciled in the City and State of Porto Alegre at Rua Leme, 180, Ipanema, CEP 91.760-520, as his respective alternate; Magali Rogéria de Moura Leite, legally separated, member of the Board of Directors and of the Fiscal Council, bearer of Identity Card No. 63.352.586-8 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 019.732.627-70, resident and domiciled in City and State of São Paulo at Avenida Ibijau 248, apt. 61, Moema, CEP 04524-020, as effective member and Vice-Chairman of the Fiscal Council, and Stania Lopes Moraes, Brazilian, divorced, accountant, bearer of Identity Card RG No. MG – 4.277.742 – SSP/MG and enrolled in the CPF/ME under No. 741.048.646-87, resident and domiciled in the City and State of São Paulo, with a business address in the same city at Avenida Dr. Chucri Zaidan 1240, 20th floor, Morumbi Golden Tower Building, Leme, 180, Ipanema - CEP 04711-130, as her respective alternate; Carla Alessandra Trematore, Brazilian, in a common-law marriage, accountant, bearer of Identity Card RG No. 21.880.357-6 – SSP-SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 248.855.668-86, resident and domiciled in city and State of São Paulo, at Rua Apinajés 868, apartment 71 Perdizes, CEP 05017-000, as effective member of the Fiscal Council, and Guillermo Oscar Braunbeck, Brazilian, single, professor, bearer of Identity Card No. 15.225.773- 1 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 106.627.498-39, resident and domiciled in the City and State of São Paulo, with business address in the same city at Avenida Prof. Luciano Gualberto, 908 - Ed. FEA 3 (Sala 214),Butantã, CEP 05508-010, as her respective alternate; Otavio Ladeira de Medeiros, Brazilian, married, public servant, bearer of Identity Card RG No. 1.473.608 – SEP-DF and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 065.675.548-27 resident and domiciled in the City of Brasília, in the District Federal, Rua SMPW 19, Conj. 2, Lot 5, House B, CEP 71.742-002, as effective member of the Fiscal Council, and Adriano Pereira de Paula, Brazilian, married, public servant, bearer of Identity Card RG No. 55.562.102 – IFP-RJ and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 743.481.327-04, resident and domiciled in the City of Brasília, in the Federal District, at Condomínio Ecológico Village III, house 79, Setor Habitacional Jardim Botânico, CEP 71.680-360, as his alternate; and Reginaldo Ferreira Alexandre, Brazilian, married, economist, bearer of Identity Card RG No. 8.781.281 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 003.662.408-03, resident and domiciled in the city and state of São Paulo with a business address in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Putim, CEP 12227-901, as effective member of the Fiscal Council, and Adjarbas Guerra Neto, Brazilian, divorced, accountant, bearer of Identity Card RG No. 23.331.930-X – SSP-SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 181.852.828-85, resident and domiciled in the city and state of São Paulo, with business address in the same city, at Rua Gomes de Carvalho 1996, 11th floor, Vila Olímpia, CEP 4547-006, as his alternate.

Page | 6

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

The elected members of the Fiscal Council shall be vested in their respective positions, within the period referred to in section 149 of the Corporate Law, shall hold office until the Annual General Meeting to be held in 2024, and have declared to the Company that they do not have any legal impediment that prevents their election and investiture in the positions.

This proposal received 117.780.087 approvals, 10.277.565 abstentions and 74.159 rejections.

6.            To approve the establishment of the aggregate annual limit for the management’s compensation at R$72,000,000.00, for the period from May 2023 to April 2024.

This proposal received 84.105.985 approvals, 6.696.985 abstentions and 37.328.842 rejections.

7.            To approve the monthly compensation of the Chairman of the Fiscal Council in the amount of R$22,166.67, and the individual monthly amount of R$15,000.00 for the other effective members of the Fiscal Council for the period from May 2023 to April 2024.

This proposal received 117.823.441 approvals, 10.069.776 abstentions and 238.596 rejections.

Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballot were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with RCVM 81.

São José dos Campos, April 28, 2023.

Alexandre Gonçalves Silva

Meeting Chairman

Fabiana Klajner Leschziner

Secretary

Page | 7

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

Present Shareholders:

ACADIAN ALL COUNTRY WORLD EX US FUND

ACADIAN COLLECTIVE INVESTMENT TRUST

ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC

ACADIAN GLOBAL MARKET NEUTRAL FUND, LLC

ÁGORA ARROJADA INDEX FIA

AGORA ESMERALDA FUNDO DE INVESTIMENTO MULTIMERCADO

ALASKA ELECTRIAL PENSION PLAN

ALEXANDRE GONÇALVES SILVA

ALEXANDRE MAGALHÃES FILHO

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AMERICAN HEART ASSOCIATION, INC.

AQUARIUS INTERNATIONAL FUND

ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO

ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES

ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I

ARROWSTREET (CANADA) GLOBAL SMALL CAP FUND I

ARROWSTREET (CANADA) GLOBAL WORLD SMALL CAP FUND I

ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

ARROWSTREET COLLECTIVE INVESTMENT TRUST

ARROWSTREET EMERGING MARKET TRUST FUND

ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND

AUSCOAL SUPERANNUATION PTY LTD AS TRUSTEE FOR M S F

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

BEST INVESTMENT CORPORATION

B-INDEX MORNINGSTAR BRASIL PESOS IGUAIS FUNDO DE ÍNDICE

B-INDEX MORNINGSTAR SETORES CÍCLICOS BRASIL FUNDO DE ÍNDICE

BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD

BLACKROCK ADVANTAGE GLOBAL FUND INC

BLACKROCK BALANCED CAPITAL FUND, INC.

Page | 8

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC

BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC

BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND

BLACKROCK GLOBAL ALLOCATION FUND (AUST)

BLACKROCK GLOBAL FUNDS - S. GLOBAL SMALLCAP FUND

BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BLAKROCK GLOBAL ALLOCATION FUND INC

BNDESPAR

BNYM MELLON CF SL ACWI EX-U.S.IMI FUND

BRAD PRIV FIA IBOVESPA ALAVANCADO

BRADESCO F.I. MULTIMERCADO LONG SHORT

BRADESCO F.MP- - FGTS - CARTEIRA LIVRE

BRADESCO FIA IBOVESPA PLUS

BRADESCO FIA IBRX MULTIPATROCINADO

BRADESCO FIA INSTITUCIONAL IBRX ATIVO

BRADESCO FIA MASTER IBOVESPA

BRADESCO FIA MASTER IBRX

BRADESCO FIA MASTER LONG BIASED

BRADESCO FIA MASTER LONG ONLY

BRADESCO FIA MASTER PREVIDENCIA

BRADESCO FIA MASTER PREVIDENCIA IBOVESPA ATIVO

BRADESCO FIA MASTER SMALL CAP

BRADESCO FIA MULTI SETORIAL

BRADESCO FIA SELEÇÃO

BRADESCO FIA SMART ALLOCATION

BRADESCO FIA SUPER AÇÃO

BRADESCO FIM LONG BIASED

BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SALUBRE

BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO LONG AND SHORT

BRADESCO H FUNDO DE INVESTIMENTO DE AÇÕES SMALL CAPS

BRADESCO H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRAM FF ÍNDICE ATIVO FIA (ESPELHO)

BRAM FIA IBOVESPA

BRAM FIA IBOVESPA ATIVO

BRAM FIA IBRX ATIVO

BRAM FIA INSTITUCIONAL

Page | 9

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

BRAM FIA LONG ONLY

BRAM FIM AJAX

BRAM FIM EQUITY HEDGE

BRAM FUNDO DE INVESTIMENTO DE AÇÕES SMALL CAPS

BRAM FUNDO DE INVESTIMENTO EM AÇÕES

BRAM H FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL

BRAM H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA GESTÃO

BRAM H FUNDO DE INVESTIMENTO EM AÇÕES PASSIVO IBRX

BRANDES GLOBAL EQUITY FUND

BRANDES GLOBAL SMALL CAP EQUITY FUND

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INTERNATIONAL SMALL CAP EQUITY FUND

BRANDES INVESTMENT FUNDS PLC

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CANADIAN EAGLE PORTFOLIO LLC

CDN ACWI ALPHA TILTS FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

CHEVRON MASTER PENSION TRUST

CHEVRON UK PENSION PLAN

CIEMB

CITIPREVI TITANIUM FI EM ACOES

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN

CITY OF NEW YORK GROUP TRUST

CLUBE DE INV DOS EMP CIA SIDERURGICA TUBARAO

COLLEGE RETIREMENT EQUITIES FUND

COLUMBIA EM CORE EX-CHINA ETF

COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC

COMMONSPIRIT HEALTH OPERATING INVESTMENT POOL, LLC

COMMONWEALTH GLOBAL SHARE FUND 30

Page | 10

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

CUSTODY B. OF J. LTD. RE: SMTB AXA IM E. S. C. E. M. F.

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.

DELA DEPOSITARY ASSET MANAGEMENT B.V.

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

DIMENSIONAL EMERGING MKTS VALUE FUND

DRIEHAUS EMERGING MARKETS FUND, L.P.

DRIEHAUS EMERGING MARKETS GROWTH FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

ETF BRADESCO IBOVESPA FUNDO DE ÍNDICE

FIA ARUBA

FIA IBOVESPA 157

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

FLORIDA RETIREMENT SYSTEM TRUST FUND

FOURTH SAIL DISCOVERY LLC

FOURTH SAIL LONG SHORT LLC

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

FUNDAMENTAL LOW V I E M EQUITY

GLOBAL ALL CAP ALPHA TILTS FUND

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND

Page | 11

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

GREATBANC COLLECTIVE INVESTMENT TRUST IV

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

IBM 401 (K) PLUS PLAN

INTERNATIONAL MONETARY FUND

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES III PUBLIC LIMITED COMPANY

ISHARES IV PUBLIC LIMITED COMPANY

ISHARES MSCI BRAZIL SMALL CAP ETF

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF

ISHARES PUBLIC LIMITED COMPANY

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW SMALL CAPS FUNDO DE INDICE

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO

ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO

ITAU CAIXA ACOES FI

ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAU INDEX ACOES IBRX FI

ITAÚ PREVIDÊNCIA IBRX FIA

ITAÚ QUANTAMENTAL GEMS MASTER AÇÕES FUNDO DE INVESTIMENTO

ITAU SMALL CAP MASTER FUNDO DE INVESTIMENTO EM ACOES

IVESCO FTSE RAFI EMERGING MARKETS ETF

JNL/BLACKROCK GLOBAL ALLOCATION FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

Page | 12

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

JPMORGAN CHASE BANK

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

KAPITALO K10 PREVIDENCIA MASTER FUNDO DE INVESTIMENTOS MULTIMERCADO

KAPITALO KAPPA PREVIDENCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO MASTER I FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO MASTER II FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO MASTER V FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO OMEGA PREV MASTER FIM

KAPITALO SIGMA LLC

KAPITALO TARKUS MASTER FUNDO DE INVESTIMENTO EM AÇÕES

KAPITALO ZETA MERIDIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

LANSDOWNE GLOBAL EMERGING MARKETS MASTER FUND LIMI

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

LVIP BLACKROCK GLOBAL ALLOCATION FUND

MANAGED PENSION FUNDS LIMITED

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

MINISTRY OF ECONOMY AND FINANCE

MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM

MSCI ACWI EX-U.S. IMI INDEX FUND B2

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NUCLEAR LIABILITIES FUND LIMITED

OPSEU PENSION PLAN TRUST FUND

PANAGORA DYNAMIC FLEXIBLE EMERGING MARKET FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB

PEOPLE S BANK OF CHINA

Page | 13

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER

PGIM FUNDS PUBLIC LIMITED COMPANY

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

PIMCO RAE EMERGING MARKETS FUND LLC

PRIME SERIES SCHRODERS EM EQUITY FUND

PRUDENTIAL TRUST COMPANY

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QIC INTERNATIONAL EQUITIES FUND

QIC LISTED EQUITIES FUND

RAYLIANT QUANTAMENTAL EMERGING MARKET EQUITY ETF

ROBUSTA EMERGING MARKETS EQUITY FUND

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

SANTANDER FDO DE INV.INSTITUCIONAL ACOES

SANTANDER FI IBOVESPA PASSIVO AÇÕES

SANTANDER FI IBRX ACOES

SANTANDER FUNDO DE INVESTIMENTO EM AÇÕES MIRANTE

SANTANDER FUNDO MÚTUO DE PRIVATIZAÇÃO - FGTS CARTEIRA LIVRE

SANTANDER PREV ACOES IBOVESPA ATIVO FI

SANTANDER PREV MULTIMERCADO SELECAO LONG BIASED FI

SANTANDER PREV SELECAO ACOES FI

SANTANDER SELECAO ACOES FI

SANTANDER SELECAO LONG BIASED MULTIMERCADO FI

SANTANDER STAR LONG & SHORT DIRECIONAL MULTIMERCADO FI

SAS TRUSTEE CORPORATION POOLED FUND

SCHRODER EMERGING MARKET EQUITY FUND

SCHRODER EMERGING MARKETS FUND (CANADA)

SCHRODER GLOBAL EMERGING MARKETS FUND

SCHRODER GLOBAL EMERGING MARKETS FUND (AUSTRALIA)

SCHRODER INTL SELECTION FD-EMERGING MKTS

SCHRODER LATIN AMERICAN EMERGING MARKETS FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

Page | 14

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF

SPDR SP EMERGING MARKETS ETF

SPX APACHE MASTER FUNDO DE INVESTIMENTO DE AÇÕES

SPX FALCON INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX FALCON MASTER FUNDO DE INVESTIMENTO DE AÇÕES

SPX HORNET EQUITY HEGDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX LANCER PLUS PREVIDENCIÁRIO FUNDO DE INVESTIMENTO MULTIMERCADO

SPX LANCER PREVIDENCIÁRIO FUNDO DE INVESTIMENTO MULTIMERCADO

SPX LONG BIAS PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX NIMITZ MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX PATRIOT MASTER FUNDO DE INVESTIMENTO DE AÇÕES

SPX RAPTOR MASTER FUNDO DE INVESTIMENTO NO EXTERIOR MULTIMERCADO CRÉDITO PRIVADO

SSGA SPDR ETFS EUROPE I PLC

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.

ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

STANLIB FUNDS LIMITED

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF CONNECTICUT ACTING T. ITS TREASURER

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

STATE STREET IRELAND UNIT TRUST

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

STICHTING PGGM DEPOSITARY

STICHTING SHELL PENSIOENFONDS

SUN LIFE SCHRODER EMERGING MARKETS FUND

SUNSUPER SUPERANNUATION FUND

TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

TELSTRA SUPER PTY LTD T TELSTRA S SHEME

TEMPO CAPITAL

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

Page | 15

Cont. of the Minutes of the AGM of Embraer S.A. held on April 28, 2023

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF THE PENSION PROTECTION FUND

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

THE MONETARY AUTHORITY OF SINGAPORE

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SHELL CONTRIBUTORY PENSION FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND

TMTBJ TRT OF SCHRODER GLOBAL EMERGING EQUITY MOTHER FUND

UNIÃO FEDERAL

UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM

UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS

UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN

UPS GROUP TRUST

UTAH STATE RETIREMENT SYSTEMS

VAM FUNDS (LUX) - EMERGING MARKETS GROWTH

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VIDENT INTERNATIONAL EQUITY FUND - WI

VOYA MULTI-MANAGER INTERNATIONAL FACTORS FUND

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON TRUST COMPANY N.A.

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

Page | 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations